EXHIBIT 99.13

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pretium Resources Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joseph J. Ovsenek, President, Chief Executive Officer & Director of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.              The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.              The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 21, 2020

/s/ Joseph J. Ovsenek
	Name:	Joseph J. Ovsenek
	Title:	President, Chief Executive Officer & Director